Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	16:30 05-May-05

RNS Number:9518L
Wolseley PLC
05 May 2005

We have today been informed that Mr Edward C. Johnson 3rd, FMR Corp, Fidelity International Limited and its direct and indirect subsidiaries including Fidelity Pension Management and Fidelity Investment Services Limited no longer have a notifiable interest in the Company's ordinary shares of 25p each.

Further Information:

Wolseley plc
018 929 8700

Guy Stainer - Head of Investor Relations
Mark J White - Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END